SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
CNPJ/MF nº 02.558.115/0001-21
NIRE 33.300.276.963

NOTICE TO THE MARKET

CONCLUSION OF THE CORPORATE REORGANIZATION OF COMPANY’S SUBSIDIARIES

TIM Participações S.A. (“Company”) (B3: TIMP3; and NYSE: TSU), in accordance with the provisions of CVM Instruction No. 358 and article 157, § 4º, of Law No. 6.404/76, hereby informs to its shareholders, the public in general and other interested parties that, in October 31, 2018, concluded the corporate reorganization project (“Reorganization”) of its controlled companies TIM Celular S.A. (“TIM Celular”) and TIM S.A. (ex-Intelig Telecomunicações Ltda.) , through the merger of TIM Celular into TIM S.A, following the Material Fact released to the market in July 25, 2017.

As previously informed, the Reorganization has the objective to capture operational and financial synergies, through the implementation of a more efficient process structure, as well as accounting and internal control systems.

In addition to taking advantage of operational and financial efficiencies, the Reorganization will allow an unified commercial management of the various services provided by the Company's subsidiaries and will provide a more efficient and swift response to the market’s needs, through the development of new services and integrated offers, enabling a better strategic positioning and competitiveness, as well as a better customer experience on the utilization of the services rendered.

This Reorganization is another step of the ongoing process of optimizing the Company's operational and financial structure and is part of a context of conclusion of relevant projects and of commitment assumed by Company’s Management to its shareholders.

Rio de Janeiro, November 1st, 2018

TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.